Akerman Senterfitt

One Southeast Third Avenue

25th Floor

Miami, Florida  33131

Tel:  305.374.5600

Fax:  305.374.5095

March 1, 2011

Ms. Sonia Gupta Barros

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C.  20549

Re: ARMOUR Residential REIT, Inc.

Post-Effective Amendment No. 1 to Form S-4 on Form S-3 Filed February 18, 2011

File No. 333-160870

Dear Ms. Barros:

On behalf of ARMOUR Residential REIT, Inc. (the "Company"), we hereby respond to the Commission Staff's comment letter dated February 28, 2011 regarding the Company's Post-Effective Amendment No. 1 to Form S-4 on Form S-3 filed on February 18, 2011 (the "Post-Effective Amendment").

Please note that for the Staff's convenience, we have recited the Staff's comments in boldface type and provided the Company's responses immediately thereafter.

General

1.

It appears your most recent Section 10(a)(3) update for the June 30, 2009 financial statements set forth in your registration statement on Form S-4 was required by October 30, 2010. Please provide us with a legal analysis of your compliance with Section 10(a)(3) of the Securities Act of 1933.

Item 512(a)(i) of Regulation S-K requires that a post-effective amendment be filed, during any period in which offers or sales are being made, to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933. Section 10(a)(3) provides that when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than sixteen months prior to such use, so far as such information is known to the user of such prospectus or can be furnished by such user without unreasonable effort or expense.

BOCA RATON    DALLAS    DENVER    FORT LAUDERDALE    JACKSONVILLE    LAS VEGAS    LOS ANGELES    MADISON    MIAMI    NAPLES    NEW YORK    ORLANDO    PALM BEACH    TALLAHASSEE    TAMPA    TYSONS CORNER    WASHINGTON, D.C.    WEST PALM BEACH

Ms. Sonia Gupta Barros

United States Securities and Exchange Commission

March 1, 2011

The terms of the Company's warrants covered by the post-effective amendment provide that the warrants may not be exercised during any time that the registration statement is not effective.  Accordingly, since the prospectus required updating on November 30, 2010 (sixteen months after the June 30, 2009 financial statement contained in the registration statement), the terms of the warrants dictate that the warrants may not be exercised until the registration statement is updated.  Since the exercise price of the warrants has been substantially greater than the market price of the underlying common stock since issuance and the filing of a post-effective amendment on Form S-4 with full Form S-11 level disclosure would have been costly for the Company, both in terms of effort and expense, with no benefit to the Company's securityholders, the decision was made to not "use" the prospectus to make "offers or sales" until a short-form post-effective amendment on Form S-3 is filed and declared effective.

2.

Please update your financial statements in accordance with Rule 3-12 of Regulation S-X or explain to us how you meet the tripartite test set forth in Rule 3-01(c) of Regulation S- X.

Rule 3-01(c) of Regulation S-X requires year-end audited financials for non-accelerated filers during the 45-90 day window after year end when the issuer has not reported net income during one of the prior two years or does not reasonably and in good faith expect to report net income in the recently completed fiscal year.  The Company reported net income in 2008 and reasonably and in good faith expects to report net income for 2010.  Therefore, Rule 3-01 does not require the Company to update financials in the post-effective amendment until 90 days after the end of fiscal 2010.

3.

Please tell us why you believe it is appropriate to register the resale of the 7,500,000 warrants or up to 7,500,000 shares of common stock issuable upon exercise of these warrants at this time and on this registration statement.

Item 7 of Form S-4 provides that if securities registered therein are to be reoffered by any person or party who is deemed to be an underwriter thereof, the Company should furnish the information required by Item 7 in the prospectus, at the time it is being used for the reoffer of the securities, to the extent it is not already furnished therein.  Item 7 contemplates information regarding reoffers being furnished after effectiveness of the registration statement, whether by post-effective amendment or prospectus supplement.  The Company believes the use of a post-effective amendment is appropriate in this instance.  This is not a case involving the registration of additional securities or a registration in connection with a new transaction, which would preclude the use of a post-effective amendment and require a new registration statement.  Rather, this involves the inclusion of a resale prospectus and designation of certain stockholders as selling stockholders in connection with the same Rule 145 transaction, which is contemplated as furnishable on a post-effective basis under Item 7 of Form S-4.  This registration of the resale could also have been accomplished by filing a new Form S-3, but the inclusion of the resale prospectus in the Post-Effective Amendment to Form S-4 on Form S-3 already being filed makes practical sense and is appropriate under Item 7 of Form S-4.

We look forward to hearing from you regarding the Post-Effective Amendment.  If you have any questions, please call me at (305) 982-5658.

Sincerely,

/s/ Bradley D. Houser